January 1, 2024

Paul R. Laubscher, Chairman

Thrivent Series Fund, Inc.

901 Marquette Avenue, Suite 2500

Minneapolis, MN 55402-3211

Dear Mr. Laubscher:

This letter is to confirm to you that Thrivent Financial for Lutherans (the “Adviser”) has contractually agreed to waive certain fees and/or reimburse certain expenses associated with the Portfolios as detailed below. Amounts waived by the Adviser during the contractual period cannot be recouped by the Adviser subsequent to the Portfolio’s fiscal year end.

1.

The Adviser has agreed, effective January 1, 2024 through at least April 30, 2025, to waive certain fees and/or reimburse certain expenses associated with operating Thrivent ESG Index Portfolio in order to limit the total annual portfolio operating expenses after fee waivers and/or expense reimbursements (excluding acquired portfolio fees and expenses) to an annual rate of 0.35% of the average daily net assets of the Portfolio.

2.

The Adviser has agreed, effective January 1, 2024 through at least April 30, 2025, to waive certain fees and/or reimburse certain expenses associated with operating Thrivent Mid Cap Value Portfolio in order to limit the total annual portfolio operating expenses after fee waivers and/or expense reimbursements (excluding acquired portfolio fees and expenses) to an annual rate of 0.89% of the average daily net assets of the Portfolio.

3.

The Adviser has agreed, effective January 1, 2024 through at least April 30, 2025, to waive certain fees and/or reimburse certain expenses associated with operating Thrivent Multidimensional Income Portfolio in order to limit the total annual portfolio operating expenses after fee waivers and/or expense reimbursements (excluding acquired portfolio fees and expenses) to an annual rate of 0.79% of the average daily net assets of the Portfolio.

Sincerely,

/s/ Michael W. Kremenak
Michael W. Kremenak
President
Thrivent Mutual Funds